Mail Stop 7010

								October 14, 2005


via U.S. mail and Facsimile

L. Gabriel Luca
President
Project Romania, Inc.
2490 West Second Avenue, Suite 404
Vancouver, British Columbia, Canada V6K 1J6

Re:	Project Romania, Inc.
	Form SB-2/A filed October 6, 2005
	File No. 333-123479

Dear Mr. Luca:

      We have the following comments on the above filings. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form SB-2/A filed October 6, 2005

General

1. The financial statements must be updated if the registration statement is not declared effective by October 17, 2005. See Item 310(g)(2) of Regulation S-B.




Exhibits

2. We note footnote 3 of this section stating that certain exhibits were previously filed with Form SB-2/A filed on August 10, 2005;
however, your amended Form SB-2/A was filed on August 11, 2005, not
August 10.  Please revise.

Exhibit 5.1

3. The legality opinion should be updated to the most recent date practicable. In this regard, we note that the opinion is dated
February 14, 2005 and was filed with the SB-2 filed on March 22, 2005.

4. Please confirm in writing that the reference and limitation to "Nevada general corporate law" includes all applicable statutory provisions of Nevada law, including the rules and regulations underlying those provisions, the Nevada Constitution and the applicable judicial and regulatory determinations interpreting these laws.

Exhibit 10.6

5. Refer to the first sentence of this exhibit. We note that Mr. Stunden entered into a finance commitment with the company dated April 20, 2005 indicating he would provide financing to Project Romania for a twelve-month period "ending April 19, 2005". Please revise to state, if true, that the twelve-month period would end on
April 19, 2006.

6. When you amend and re-file this agreement, please indicate in the exhibit list the date of the amendment with which the exhibit is filed.

Closing Comments

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

	Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and
?	the company may not assert this action as a defense in any
proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      Please direct accounting comments to Al Pavot, Senior Staff Accountant, at (202) 551-3738 or, in his absence, to John Hartz, Senior Assistant Chief Accountant, at (202) 551-3689. Direct questions on disclosure issues to Tamara Brightwell, Staff Attorney, at (202) 551-3751 or, in her absence, to Lesli Sheppard, Senior Staff
Attorney, at (202) 551-3708, or the undersigned at (202) 551-3760.

Sincerely,



Pamela A. Long
Assistant Director


cc: 	Gary R. Henrie, Esq.
	1688 E. 1460 North
	Logan, Utah 84341
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L. Gabriel Luca
Project Romania, Inc.
October 14, 2005
Page 1



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE